                                   Exhibit 5


ADAMS, HARKNESS & HILL, INC.


November 22, 1998


Board of Directors
Total Control Products, Inc.
2001 North Janice Avenue
Melrose Park, IL 60160

Attention:   Nicholas T. Gihl - Chairman of the Board, President and
             Chief Executive Officer


Members of the Board:

You have requested our opinion (the "Fairness Opinion") as to the fairness, from a financial point of view, to the holders of common stock, no par value (the "Common Stock"), of Total Control Products, Inc. (the "Company") of the consideration proposed to be received by such stockholders pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), to be entered into in substantially the form of the draft Merger Agreement dated November 22, 1998, among the Company, GE Fanuc Automation North America, Inc. (the "Parent") and Orion Merger Corp., a wholly owned subsidiary of the Parent (the "Sub"). The draft Merger Agreement provides that the Sub will commence a tender offer (the "Offer") for any and all outstanding shares of Common Stock at a price of $11.00 per share net to the seller in cash. Assuming the Sub acquires at least two-thirds of the Common Stock in the Offer and the Company satisfies certain other conditions as set forth in the Merger Agreement, a merger of the Sub with and into the Company (the "Merger") will occur and stockholders of the Company who do not tender their shares in the Offer will receive $11.00 per share net to the seller in cash in the Merger. We refer to the Offer and the Merger together as the "Transaction."

Adams, Harkness & Hill, Inc., as part of its investment banking activities, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. We have acted as financial advisor to the Board of Directors of the Company in connection with the proposed Transaction and will receive fees for our services, including a fee payable upon rendering this opinion and a fee payable upon the closing of the Transaction.
We have in the past provided investment banking and financial advisory services to the Company for which we have received various fees. We also serve as a market maker for the Common Stock, and, in the ordinary course of our business, may trade in the Common Stock for our own account and for the accounts of customers. Accordingly, we may at any time hold a long or short position in the Common Stock.

We are expressing no opinion as to what the value of the Common Stock will be when purchased in the Offer or when converted in the Merger or the prices at which the Common Stock will actually trade at any time. Our Fairness Opinion as expressed herein is limited to the fairness, from a financial point of view, as of the date hereof, of the consideration to be received by the holders of the Common Stock pursuant to the Merger Agreement and does not address the Company's underlying business decision to engage in the Transaction.

In developing our Fairness Opinion, we have, among other things: (i) reviewed the Company's Annual Reports, Forms 10-K and related financial information for the three fiscal years ended March 31, 1998, and the Company's Form 10-Q and the related unaudited financial information for the six month period ended September 30, 1998; (ii) analyzed certain financial statements and other financial and operating data concerning the Company, including forecasts, prepared by securities analysts which we discussed with members of the senior management of the Company; (iii) conducted due diligence discussions with members of senior management of the Company and

Parent; (iv) reviewed the historical market prices and trading activity for the Common Stock and compared them with those of certain publicly traded companies we deemed to be relevant and comparable to the Company; (v) compared the results of operations of the Company with those of certain companies we deemed to be relevant and comparable to the Company; (vi) compared the financial terms of the Transaction with the financial terms of certain other mergers and acquisitions we deemed to be relevant and comparable to the Transaction; (vii) participated in certain discussions among representatives of the Company and Parent and their financial and legal advisors; (viii) reviewed a draft of the Merger Agreement dated November 22, 1998; and (ix) reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions as of the date hereof.

In connection with our review and arriving at our Fairness Opinion, we have not independently verified any information received from the Company, have relied on such information, and have assumed that all such information is complete and accurate in all material respects. With respect to any forecasts reviewed relating to the prospects of the Company, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of securities analysts as to the future financial performance of the Company. We were not provided with any forecasts prepared by the management of the Company and, accordingly, our Fairness Opinion does not take into account any such internal forecasts. Our Fairness Opinion is rendered on the basis of securities market conditions prevailing as of the date hereof and on the conditions and prospects, financial and otherwise, of the Company as known to us on the date hereof. We have not conducted, nor have we received copies of, any independent valuation or appraisal of any of the assets of the Company. In addition, we have assumed, with your consent, that any material liabilities (contingent or otherwise, known or unknown) of the Company are as set forth in the consolidated financial statements of the Company.

It is understood that this letter is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any filing made by the Company with the Securities and Exchange Commission with respect to the transactions contemplated by the Merger Agreement.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the consideration to be received by the holders of Common Stock pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.


Sincerely,


ADAMS, HARKNESS & HILL, INC.



By:  /s/ T. L. Stebbins

     Theodore L. Stebbins
     Managing Director